Exhibit 99.20

                          CREDENCE SYSTEMS CORPORATION
                               215 Fourier Avenue
                                Fremont, CA 94539




Dr. William G. Howard, Jr.

Dear Bill:

                  This letter agreement is intended to memorialize the terms and conditions under which you have agreed to serve as the Chairman of the Company's Board of Directors and for your services performed during the period the Company is engaged in the search for a new Chief Executive Officer. Those terms and conditions may be summarized as follows:

1. You will assume your new position as Chairman of the Board of Directors, effective December 8, 1998, and during the period you serve in that capacity prior to the Board's appointment of a new permanent Chief Executive Officer, you will have both executive officer and employee status with the Company.

2. As an employee, your base salary will be $10,000 per month and will be paid in accordance with the Company's normal payroll practices, subject to the Company's collection of all applicable income and employment tax withholdings. You will be reimbursed for all reasonable expenses incurred in connection with your employment.

3. You were granted a stock option on December 8, 1998 to purchase 15,000 shares of the Company's common stock at an exercise price of $19.8125 per share, the closing selling price on December 8, 1998. The option will be a non-statutory option under the federal tax laws and will have a maximum term of ten (10) years, subject to earlier termination upon your cessation of service with the Company as an employee, consultant or Board member. The option will become exercisable for all of the option shares upon the earlier of (i) your completion of six (6) years of service with the Company measured from the December 8, 1998 grant date or (ii) the Board's appointment of a new permanent Chief Executive Officer.

4. During your period of employment with the Company, you will not be eligible to receive any compensation payable to the non-employee members of the Board, whether in the form of cash fees or automatic option grants under the Company's 1993 Stock Option Plan.

5. You will be eligible to participate in all group term life insurance plans, group health plans, accidental death and dismemberment plans and short-term disability programs and other executive perquisites which are made available to the Company's executives and for which you qualify. You will accrue paid vacation benefits at the rate of one (1) week per calendar quarter.


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6.   The executive  officer and employee  status of your position as Chairman of the Board is not for any specified period of time. As a result, either you or the Company are free to terminate that status at any time for any reason, with or without cause. In addition, your employment status with the Company will terminate immediately upon the Board's appointment of a new Chief Executive Officer or upon your death or disability. At the time your employment status terminates, the Company will only be required to pay you
     (i) any unpaid base salary for services rendered through the date of such termination and (ii) the dollar value of all accrued and unused vacation benefits based upon the level of base salary in effect for you at the time of your termination. The termination of your executive officer and employee status will not affect your continuation on the Board as a non-employee director or as Chairman of the Board, if the Board so determines.

7. This letter agreement constitutes the full and complete agreement between us concerning the terms of your service as an executive officer and employee of the Company in your capacity as Chairman of the Board. Although your duties, title, compensation and/or benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at will" nature of your employment may only be changed by an express written agreement signed by you and a duly authorized officer of the Company.

         To indicate your acceptance of the foregoing terms of your employment, please sign the acceptance paragraph below and return it to my attention.

                                Very truly yours,

                                /s/ Dennis Wolf_____________________


                                   ACCEPTANCE

                  I hereby accept and agree to the terms and conditions specified above for my employment with Credence Systems Corporation in the executive officer position of Chairman of the Board.

                               /s/ Dr. William G. Howard, Jr.______
                               Dr. William G. Howard, Jr.

                               Dated:   March 31, 1999


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